

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **June 6, 2006**

Commission File Number	Exact name of registrant as specified in its charter, address of principal executive offices and registrant's telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.** 700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	59-2449419

State or other jurisdiction of incorporation or organization: Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On June 6, 2006, FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group, Inc. (FPL Group), entered into three separate two-year term loan facilities aggregating $400 million. Under these term loan facilities, FPL Group Capital borrowed $250 million on June 8, 2006 and $150 million on June 9, 2006; each of those loans bears interest at a variable rate and the principal is due in June 2008. The loans contain default provisions relating to failure to make required payments, certain events in bankruptcy, insolvency or reorganization relating to FPL Group Capital or FPL Group, and other covenants applicable to FPL Group Capital and FPL Group. FPL Group (which guarantees the payment of these FPL Group Capital term loans pursuant to a 1998 guarantee agreement) is required to maintain a minimum ratio of funded debt to total capitalization under the terms of FPL Group Capital's term loan facilities. The proceeds from the loans are being used for general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
(Registrant)


Date: June 9, 2006


K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
(Principal Accounting Officer of the Registrant)
